April 11, 2025

Sebastian Siemiatkowski
Chief Executive Officer
Klarna Group plc
10 York Road
London SE1 7ND
United Kingdom

       Re: Klarna Group plc
           Registration Statement on Form F-1
           Response dated April 1, 2025
           File No. 333-285826
Dear Sebastian Siemiatkowski:

     We have reviewed your response dated April 1, 2025 and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 28, 2025 letter.

Response dated April 1, 2025
General

1. We note your response to comment 1 and your disclosure in the F-1 related to the warrants issued to a "global partner" in March 2025. In your next amendment, clarify the amount of warrants issued to OnePay in comparison to all the warrants issued to partners, including merchants that remain outstanding. Additionally, please clarify in your added summary disclosure the way in which your payment solutions will be provided on an exclusive basis.
 April 11, 2025
Page 2
Management's Discussion and Analysis of Financial Condition, page 111

2. We note the statement on page 52 indicating that the impact of the divestment of KCO in 2024 may may result in growth figures for the year ending December 31, 2025 that are lower on a comparative basis. Please provide corresponding disclosure here pursuant to Item 303(a) of Regulation S-K, as it appears the KCO disposition was a material event that is reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.
Key Business Metrics, page 119

3. We note that you define "active Klarna consumers" as consumers who have used one of your financing products or logged into your app during the past 12 months. We also note that you present revenue per active Klarna consumer. Please clarify the number of active Klarna consumers who are included in your total, but who did not engage in a financing transaction or other revenue generating activity during the period presented.

       Please contact Lory Empie at 202-551-3714 or Michael Volley at 202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-
551-3419 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Byron B. Rooney, Esq.